UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                                  Milacron Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $.01
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)

    Steven N. Isaacs         Patrick Collins            Gregory M. Petrick, Esq.
  Glencore Finance AG     Mizuho International plc       Cadwalader, Wickersham
  Baarermattstrasse 3          Bracken House                 & Taft LLP
      CH-6341 Baar            One Friday Street            100 Maiden Lane
      Switzerland              London EC4M 9JA           New York, NY 10038
   011-41-41-709-2340          United Kingdom              (212) 504-6000
                             011-44-207-236-1090

  ----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 10, 2004
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 2 of 33
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Finance AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |X| (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland
--------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER
      SHARES           0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH        8   SHARED VOTING POWER
    REPORTING          35,000,000 (1)
      PERSON
       WITH        -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       35,000,000 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 35,000,000 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) |X|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.26%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO

--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on an as-converted basis (see Item 1 and Item 3 below). See Item 3 below for a description of a contractual relationship with a third party with respect to 6,250,000 shares of common stock (on an as-converted basis).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 3 of 33
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore International AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |X| (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland
--------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER
      SHARES           0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH        8   SHARED VOTING POWER
    REPORTING          35,000,000 (1)
      PERSON
       WITH        -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       35,000,000 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 35,000,000 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) |X|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.26%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO

--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on an as-converted basis (see Item 1 and Item 3 below). See Item 3 below for a description of a contractual relationship with a third party with respect to 6,250,000 shares of common stock (on an as-converted basis).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 4 of 33
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Holding AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |X| (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland
--------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER
      SHARES           0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH        8   SHARED VOTING POWER
    REPORTING          35,000,000 (1)
      PERSON
       WITH        -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       35,000,000 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 35,000,000 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) |X|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.26%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO

--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on an as-converted basis (see Item 1 and Item 3 below). See Item 3 below for a description of a contractual relationship with a third party with respect to 6,250,000 shares of common stock (on an as-converted basis).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 5 of 33
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho International plc
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |X| (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
--------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER
      SHARES           0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH        8   SHARED VOTING POWER
    REPORTING          15,000,000 (1)
      PERSON
       WITH        -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       15,000,000 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 15,000,000 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) |X|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.68%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO

--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on an as-converted basis (see Item 1 and Item 3 below).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 6 of 33
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho Securities Co., Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |X| (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan
--------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER
      SHARES           0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH        8   SHARED VOTING POWER
    REPORTING          15,000,000 (1)
      PERSON
       WITH        -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                       0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       15,000,000 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 15,000,000 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) |X|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.68%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC

--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on an as-converted basis (see Item 1 and Item 3 below).
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 22, 2004, and relates to 500,000 shares of the 6.0% Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") issued by Milacron Inc. ("Milacron") to Glencore Finance AG ("Glencore Finance") and Mizuho International plc ("Mizuho International"), respectively, which are immediately convertible into up to 50,000,000 shares of Milacron's common stock, par value $.01 per share (the "Common Stock").

            Among other things, each share of Series B Convertible Preferred Stock (i) has a liquidation preference of $200, (ii) is convertible into 100 shares of Common Stock at a price of $2.00 per share of Common Stock (subject to reset to $1.75 per share of Common Stock as described in further detail below), and (iii) entitles the holder thereof to vote on all matters put to a vote of stockholders of Milacron, voting together with the holders of Common Stock and existing preferred stock of Milacron as a single class.

            The principal executive office of Milacron is located at 2090 Florence Avenue, Cincinnati, Ohio 45206, United States of America.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Amendment No. 1 to Schedule 13D is filed on behalf of (i) Glencore Finance, Glencore International AG ("Glencore International"), and Glencore Holding AG ("Glencore Holding", and collectively with Glencore Finance and Glencore International, "Glencore"), and (ii) Mizuho International and Mizuho Securities Co., Ltd. ("Mizuho Securities", and together with Mizuho International, "Mizuho"). Glencore and Mizuho are sometimes referred to herein as the "Reporting Persons".

Each of Glencore Finance, Glencore International and Glencore Holding is a company organized under the laws of Switzerland. Mizuho International is a public limited company organized under the laws of the United Kingdom. Mizuho Securities is a company organized under the laws of Japan.

            (b) Glencore Finance is engaged principally in making investments. Glencore International is the parent company of Glencore Finance. Glencore Holding is the parent company of Glencore International which is a leading privately held, diversified natural resources group with world-wide activity in mining, smelting, refining, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. The principal place of business of Glencore is located at Baarermattstrasse 3, CH-6341, Baar, Switzerland.

Mizuho is engaged principally in banking and making investments. The principal place of business of Mizuho International is located at Bracken House, One Friday Street, London EC4M 9JA, United Kingdom. The principal place of business of Mizuho Securities is located at Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.

            (c) The name, business address and principal occupation or employment of each of the executive officers and directors of the Reporting Persons, as well as the names, business addresses and principal occupations of any other organizations in which such employment is conducted, are set forth in Annex 1 hereto and incorporated herein by reference.

            (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) The citizenship of each of the executive officers and directors of the Reporting Persons is set forth in Annex 1 hereto and incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On March 12, 2004, Milacron, Glencore Finance and Mizuho International entered into a definitive agreement whereby Glencore Finance and Mizuho International provided Milacron with $100,000,000 to be used, among other things, to repay Milacron's 8.375% Notes due March 15, 2004 (the "Refinancing Transaction"). In connection with the Refinancing Transaction, Milacron, Glencore Finance and Mizuho International entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which: (i) Glencore Finance purchased $21,000,000 in aggregate principal amount of 20% Secured Step-Up Series A Notes (the "Series A Notes") and $49,000,000 in aggregate principal amount of 20% Secured Step-Up Series B Notes due 2007 (the "Series B Notes", and together with the Series A Notes, the "Notes") with funds obtained pursuant to an inter-company loan from Glencore International, and (ii) Mizuho International purchased $9,000,000 in aggregate principal amount of Series A Notes and $21,000,000 in aggregate principal amount of Series B Notes with its investment capital. Reference is made to the Schedule 13D filed by Glencore and Mizuho on March 22, 2004 for a description of certain additional material terms and conditions relating to the Refinancing Transaction and the Note Purchase Agreement.

            On March 16, 2004, Glencore Finance sold a participation interest in the Series A Notes and the Series B Notes to Triage Offshore Fund, Ltd. ("Triage") pursuant to that certain Participation Agreement (the "Participation Agreement"). The Participation Agreement provides for the sale by Glencore Finance to Triage of an undivided 17.8571428% participation interest in the Series A Notes and the Series B Notes beneficially owned by Glencore Finance. After the exchange of the Notes described in further detail below, such participation interest is equivalent to 62,500 shares of the Series B Convertible Preferred Stock. Glencore Finance is currently the holder of record with respect to all shares of the Series B Convertible Preferred Stock in which Triage holds a participation interest.

            On April 15, 2004, Glencore Finance and Mizuho International converted the entire principal amount of the Series A Notes into 15,000,000 shares of Common Stock at a conversion price of $2.00 per share of Common Stock (the "Conversion Stock").

            On June 9, 2004, Milacron received stockholder approval with respect to, among other things, the authorization of additional shares of Common Stock to be issued to the Reporting Persons and the issuance of the Series B Convertible Preferred Stock, and satisfied all other conditions precedent to the exchange of the Conversion Stock and the Series B Notes for the Series B Preferred Stock (other than the condition that Milacron escrow proceeds sufficient to satisfy a de minimis outstanding principal amount of 7.625% Guaranteed Bonds due 2005 issued by Milacron Capital Holdings B.V. and guaranteed by Milacron that were not tendered pursuant to a tender offer conducted by Milacron, which condition Glencore Finance and Mizuho International agreed to waive with respect to such de minimis outstanding principal amount pursuant to an amendment to the Note Purchase Agreement). As a result, on June 10, 2004, in accordance with the terms of the Note Purchase Agreement, Milacron
(i) exchanged the Conversion Stock and the Series B Notes for the Series B Convertible Preferred Stock (of which 350,000 shares were issued to Glencore Finance and 150,000 shares were issued to Mizuho International), and (ii) issued 500,000 contingent warrants (of which 350,000 contingent warrants were issued to Glencore Finance and 150,000 warrants were issued to Mizuho International) to purchase 1,000,000 shares of Common Stock pursuant to that certain Contingent Warrant Agreement that was entered into concurrently with the issuance of the Notes, which contingent warrants become exercisable if a test based on Milacron's financial performance for 2005 is not satisfied (the "Contingent Warrants").

            Following exchange of the Conversion Stock and the Series B Notes for the Series B Convertible Preferred Stock, the Reporting Persons currently collectively own approximately 58.94% of Milacron's fully-diluted outstanding shares of Common Stock (on an as-converted basis), including shares in which Triage owns a participation interest. Such percentage ownership may increase or decrease depending on, among other things, (i) if Milacron exercises an option to redeem a portion of the Series B Convertible Preferred Stock with the proceeds from a rights offering to its existing stockholders, the number of rights exercised by such existing shareholders, (ii) whether the conversion price for the Series B Convertible Preferred Stock was reset to $1.75 per share at the end of the second quarter of 2005 if a test based on Milacron's financial performance for 2004 is not satisfied, and (iii) whether the Contingent Warrants are exercised.

            Concurrently with the issuance of the Notes, Milacron, Glencore Finance and Mizuho International entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement grants Glencore Finance and Mizuho International demand and piggy-back registration rights with respect to (i) the Series B Convertible Preferred Stock, and (ii) shares of Common Stock received upon conversion of the Series B Convertible Preferred Stock. Glencore Finance and Mizuho International may exercise demand and piggy-back registration rights at any time after the expiration of the 270-day period beginning on June 10, 2004. The registration rights granted to Glencore Finance and Mizuho International may not be exercised during blackout periods and are subject to holdback periods.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the acquisition by the Reporting Persons of the Series B Convertible Preferred Stock was and is for investment purposes. The Reporting Persons intend to continue to evaluate Milacron's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of Milacron and other persons regarding Milacron's affairs. Depending on such evaluations, the Reporting Persons may purchase additional shares of Common Stock, dispose of any and all shares of Common Stock held by them or sell their interests in the Series B Convertible Preferred Stock. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing stockholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of Milacron. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraph (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, a merger, disposition, sale of Milacron's assets or change in Milacron's capitalization. Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

            (d) Pursuant to the terms and conditions of the Series B Convertible Preferred Stock, Milacron has agreed to use its commercially reasonable efforts to cause a number of persons selected by holders of the Series B Convertible Preferred Stock to be appointed or elected to a number of directorships on Milacron's Board of Directors in proportion to the percentage of Milacron's fully diluted equity represented by the outstanding Series B Convertible Preferred Stock (on an as-converted basis), rounded up to the nearest whole number. Glencore has selected Steven N. Isaacs to be appointed to the Milacron Board of Directors. Mr. Isaacs was appointed to Milacron's Board of Directors on April 5, 2004, and duly elected to the Board of Directors by the stockholders of Milacron on June 9, 2004. The Reporting Persons are entitled to appoint additional persons to the Milacron Board of Directors immediately but have not, as of the date hereof, selected any other person to be appointed to the Milacron Board of Directors.

            (g) Milacron obtained stockholder approval on June 9, 2004 with respect to, among other things, (i) the authorization of additional shares of Common Stock to be issued upon conversion of the Series B Convertible Preferred Stock (as set forth in Item 1 and Item 3 hereof), and (ii) the issuance of the Series B Convertible Preferred Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 49,830,656 shares of Common Stock outstanding as of May 6, 2004, according to Milacron's Form 10-Q for the fiscal quarter ended March 31, 2004.

The total number of shares of Common Stock that Glencore beneficially owns (on an as-converted basis) is 35,000,000 (including shares of Common Stock for which beneficial ownership is shared with Triage, as described in Item 3), which represents approximately 41.26% of Milacron's total outstanding shares of Common Stock (on an as-converted basis) after (i) subtracting the Conversion Stock, and (ii) taking into account the 50,000,000 million shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock. Glencore hereby disclaims beneficial ownership of the shares of Series B Convertible Preferred Stock held by Mizuho.

The total number of shares of Common Stock that Mizuho beneficially owns (on an as-converted basis) is 15,000,000, which represents approximately 17.68% of Milacron's total outstanding shares of Common Stock (on an as-converted basis) after (i) subtracting the Conversion Stock, and (ii) taking into account the 50,000,000 shares issuable upon conversion of the Series B Convertible Preferred Stock. Mizuho hereby disclaims beneficial ownership of the shares of Series B Convertible Preferred Stock held by Glencore.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Triage to vote, or direct the voting of, 62,500 shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Pursuant to the Participation Agreement, Triage has the right to direct Glencore Finance to use commercially reasonable efforts to instruct Milacron in accordance with its written instructions with respect to the voting of 62,500 shares of Series B Convertible Preferred Stock beneficially owned by it pursuant to the Participation Agreement. Glencore Finance has shared power with Triage to dispose of, or to direct the disposition of, 62,500 shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Pursuant to the Participation Agreement, Triage may subparticipate all or a portion of its interest under the Participation Agreement, and, with the consent of Glencore Finance, not to be unreasonably withheld, assign all or a portion of its interest under the Participation Agreement. Mizuho International has shared power with Mizuho Securities to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by them. Mizuho International has shared power with Mizuho Securities to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by them.

            (c) Except as set forth in this Amendment No. 1 to Schedule 13D, neither Glencore nor Mizuho nor, to the best of their knowledge, any person listed on Annex 1 has effected any transactions in Series B Convertible Preferred Stock or Common Stock during the past sixty days.

            (d) Pursuant to the Participation Agreement, Triage has the right to receive dividends and the proceeds of any sale of the shares of Series B Convertible Preferred Stock beneficially owned by it.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 3, Item 4 and Item 5.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1:  Joint Filing Agreement

            Exhibit 2: Note Purchase Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 3: Registration Rights Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.50 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 4: Contingent Warrant Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 5: Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions, of 6% Series B Convertible Preferred Stock of Milacron (incorporated by reference from Exhibit 10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31,
                        2003)

            Exhibit 6 Participation Agreement, dated as of March 16, 2004, by and among Glencore Finance AG, as note purchaser, and Triage Offshore Fund, Ltd., as participant.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2004


                                       GLENCORE FINANCE AG



                                       By:  /s/ Barbara Wolfensberger
                                          ------------------------------------
                                          Name:  Barbara Wolfensberger
                                          Title:  Director



                                       By:  /s/ Steven Isaacs
                                          ------------------------------------
                                          Name:  Steven Isaacs
                                          Title:  Director


                                       GLENCORE INTERNATIONAL AG



                                       By:  /s/ Lotti Grenacher
                                          ------------------------------------
                                          Name:  Lotti Grenacher
                                          Title:  Officer



                                       By:  /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title:  Officer


                                       GLENCORE HOLDING AG



                                       By:  /s/ Eberhard Knoechel
                                          ------------------------------------
                                          Name:  Eberhard Knoechel
                                          Title:  Director

                                       GLENCORE HOLDING AG



                                       By:  /s/ Ivan Glasenberg
                                          ------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title:  Director

                                       MIZUHO INTERNATIONAL PLC



                                       By:  /s/ Sabah Zubaida
                                          ------------------------------------
                                          Name:  Sabah Zubaida
                                          Title:  Managing Director



                                       MIZUHO SECURITIES CO., LTD.



                                       By:  /s/ Nobuo Oya
                                          ------------------------------------
                                          Name:  Nobuo Oya
                                          Title:  Managing Director

                                     Annex 1

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance AG is the person listed as director whose principal occupation is with Glencore Finance AG. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------   ----------------   ------------
Steven N. Isaacs         Chairman and Managing                      South Africa
                         Director of Glencore
                         Finance AG

Andreas P. Hubmann       Officer of Glencore
                         International AG-
                         Accounting

Barbara A. Wolfensberger In-house Counsel of
                         Glencore
                         International AG


Directors of Glencore International

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------   ----------------   ------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Chief Financial
                         Officer

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Gmuer & Patry          CH-8001 Zurich,
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road,   USA
                         Executive Officer of   Bldg. A, Suite 200,
                         Century Aluminum       Monterey, CA 93940
                         Company

Directors of Glencore Holding

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------   ----------------   ------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Chief Financial
                         Officer

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Gmuer & Patry          CH-8001 Zurich,
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road,   USA
                         Executive Officer of   Bldg. A, Suite 200,
                         Century Aluminum       Monterey, CA 93940
                         Company

Eberhard Knoechel        Director - Accounting

Daniel Dreyfuss          Managing Director -    50 Berkley Street,
                         London Office          London W1J 8HD,
                                                United Kingdom


Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho Securities. Unless otherwise indicated, the business address of each person listed below is Mizuho Securities Co., Ltd., Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.


          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------   ----------------   ------------
Yoshio Osawa             President                                  Japan

Hideo Arai               Deputy President                           Japan

Takayasu Tanaka          Deputy President                           Japan

Shinji Ichishima         Deputy President                           Japan

Keisuke Yokoo            Managing Director                          Japan

Nobuaki Takeda           Managing Director                          Japan

Yoshihide Komatsu        Managing Director                          Japan

Michio Ito               Managing Director                          Japan

Takashi Nakagawa         Managing Director                          Japan

Yusuke Sakaue            Managing Director                          Japan

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------   ----------------   ------------
Seiichiro Inoue          Managing Director                          Japan

Shigeyoshi Nishiyama     Managing Director                          Japan

Kunimi Tokuoka           Managing Director                          Japan

Naoki Ito                Managing Director                          Japan

Taizo Kondo              Managing Director                          Japan

Nobuo Oya                Managing Director                          Japan

Michio Tani              Managing Director      Mizuho Securities   Japan
                                                USA, Inc., 111
                                                River Street,
                                                11th Floor,
                                                Hoboken, NJ
                                                07030

Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho International. Unless otherwise indicated, the business address of each person listed below is Bracken House, One Friday Street, London EC4M 9JA, United Kingdom


          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------   ----------------   ------------
Nobuo Oya                Chief Executive        Mizuho              Japan
                                                International plc,
                                                Bracken House, One
                                                Friday Street,
                                                London EC4M 9JA,
                                                United Kingdom

Takeshi Senda            Managing Director                          Japan

Sabah Zubaida            Managing Director                          United
                                                                    Kingdom

Ian Barry Abrams         Non-Executive Director                     United
                                                                    Kingdom

Jonathan Philip          Non-Executive Director                     United
 Charkham                                                           Kingdom

Geoffrey Bentley         Non-Executive Director                     United
 Mitchell                                                           Kingdom

Keisuke Yokoo            Non-Executive Director                     Japan

Seiichiro Sato           Non-Executive Director                     Japan

                                    Exhibit 1

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 1 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: June 21, 2004


                                       GLENCORE FINANCE AG



                                       By:  /s/ Barbara Wolfensberger
                                          ------------------------------------
                                          Name:  Barbara Wolfensberger
                                          Title:  Director



                                       By:  /s/ Steven Isaacs
                                          ------------------------------------
                                          Name:  Steven Isaacs
                                          Title:  Director


                                       GLENCORE INTERNATIONAL AG



                                       By:  /s/ Lotti Grenacher
                                          ------------------------------------
                                          Name:  Lotti Grenacher
                                          Title:  Officer



                                       By:  /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title:  Officer


                                       GLENCORE HOLDING AG



                                       By:  /s/ Eberhard Knoechel
                                          ------------------------------------
                                          Name:  Eberhard Knoechel
                                          Title:  Director


                                       By:  /s/ Ivan Glasenberg
                                          ------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title:  Director

                                       MIZUHO INTERNATIONAL PLC



                                       By:  /s/ Sabah Zubaida
                                          --------------------------------------
                                          Name:  Sabah Zubaida
                                          Title:  Managing Director



                                       MIZUHO SECURITIES CO., LTD.



                                       By:  /s/ Nobuo Oya
                                          ------------------------------------
                                          Name:  Nobuo Oya
                                          Title:  Managing Director

                                    Exhibit 6

                             Participation Agreement

                             PARTICIPATION AGREEMENT
                             -----------------------

            PARTICIPATION AGREEMENT (the "Agreement") dated as of March 16, 2004 entered into by TRIAGE OFFSHORE FUND, LTD. (the "Participant") and GLENCORE FINANCE AG ("Glencore"), in its capacity as note purchaser (the "Note Purchaser") under the Note Purchase Agreement (as defined below).

                              W I T N E S S E T H:
                              - - - - - - - - - -

            WHEREAS, the Note Purchaser is a purchaser under that certain Note Purchase Agreement, dated as of March 12, 2004 (as modified or amended from time to time, the "Note Purchase Agreement") among Milacron Inc., as issuer (the "Issuer"), and Glencore and Mizuho International plc ("Mizuho"), as purchasers;

            WHEREAS, the Note Purchaser holds, and has rights with respect to, certain Secured Step-up Series A Notes (the "Series A Notes") and Secured Step-Up Series B Notes (the "Series B Notes", and together with the Series A Notes, the "Notes"), in each case issued by the Issuer pursuant to the Note Purchase Agreement;

            WHEREAS, the Note Purchaser wishes to sell, and Participant wishes to buy, an individual participation interest (a "Participation") in and to a portion of the Series A Notes and the Series B Notes, together with any and all rights with respect to each of which is secured by the collateral referred to in the Note Purchase Agreement (the "Collateral"), and Participant wishes to buy such Participation; and

            WHEREAS, all capitalized terms that are used herein and not otherwise defined shall have the meaning ascribed to each such term in the Note Purchase Agreement.

            NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Participant and the Note Purchaser agree as follows:

            1. Participation. (a) Subject to receipt by Note Purchaser of the purchase price as agreed between the parties in a separate writing (the "Funding Memorandum"), a copy of which is attached hereto as Exhibit "A", the Note Purchaser hereby sells and transfers to Participant, and Participant hereby buys and accepts from the Note Purchaser, an undivided 17.8571428% participation interest (the "Participant's Pro Rata Share") in the Note Purchaser's interest, as a Note Purchaser, in the Series A Notes and the Series B Notes, respectively, issued pursuant to the Note Purchase Agreement; provided, however, that the amount of indebtedness under the Senior Secured Notes that the Participant acquires on the date hereof shall in no event exceed, in the case of the Series A Notes, USD$3,750,000.00, and, in the case of the Series B Notes, USD$8,750,000.00. The relationship between the Note Purchaser and the Participant shall be that of a seller and purchaser of a property interest and not that of a debtor and creditor. The Participant shall have, to the extent of the Participant's Pro Rata Share, an undivided continuing participation in (a) the Note Purchaser's interest in all Collateral referred to in any documents or instruments delivered pursuant thereto or in connection therewith as security for the Series A Notes and the Series B Notes made thereunder, and (ii) the Guarantee Agreement referred to in the Note Purchase Agreement and corresponding Transaction Documents, and (b) the Note Purchaser's obligations under or in connection with the Series A Notes, the Series B Notes, the Note Purchase Agreement and the Collateral (referred to herein collectively as the "Participation").

            2. Payments. (a) Exhibit "B" hereto sets forth the agreement of the parties hereto on the maximum principal amount of the Participant's participation hereunder, rates of interest thereon and payment of any fees.

            (b) Whenever the Note Purchaser receives a payment of principal, interest or fees (whether directly from the Issuer, under the Guarantee Agreement or from any Collateral), or whenever it makes an application of funds, in connection with the Notes, it will promptly pay over to the Participant the Participant's Pro Rata Share (together with interest on such payment for each day from such receipt of payment (only in the case of the first such day if received by the Note Purchaser by 1:00 p.m. (New York City time) but not remitted to the Participant on the same such payment date) or application of funds until payment is made to the Participant, at the effective overnight Federal Funds Rate, as determined and published by the Federal Reserve Bank of New York), in the kind of funds as received or applied, of such amount, provided that such amounts representing payments of interest shall be calculated at the applicable rate(s) specified in Item 5 of Exhibit "B".

            (c) The Note Purchaser will, promptly upon its receipt of Participant's payment for the Participation hereunder, pay to Participant fees as specified in the Funding Memorandum, if any.

            (d) In calculating the Participant's Pro Rata Share in any such payment determined by the Note Purchaser to be allocable to interest on the Notes with respect to which the Participant has paid the Note Purchaser for the Participation, the Participant's Pro Rata Share in such payment shall be calculated from the date upon which Participant paid to the Note Purchaser the amount of such Participation.

            (e) If any additional fees become payable by the Issuers to the Note Purchasers party to the Note Purchase Agreement in connection with any amendment, waiver or modification in respect of the Note Purchase Agreement or any related documents, and the Participant has elected to consent to such amendment, waiver or modification (as a matter for which it is entitled to give or withhold consent pursuant to Section 4 hereof), the Note Purchaser will promptly upon receipt from the Issuers remit to the Participant its Pro Rata Share of any such fees.

            (f) All of the payments to Participant described in this Section 2 shall be net of any sharing thereof with other Note Purchasers required under the Note Purchase Agreement. Any determination by the Note Purchaser as to the allocation of any payment or application of funds to the Participant's Pro Rata Share or otherwise in respect of the Note Purchase Agreement or any related document shall be final and conclusive absent manifest error. The Note Purchaser agrees to consult with the Participant in good faith regarding any such allocation that the Participant shall reasonably dispute and to provide such information from its records relating to any such allocation as the Participant shall reasonably request.

            (g) All of the payments to Participant described in this Section 2 shall be paid by the Note Purchaser free and clear of any right of set-off, deduction or counterclaim.

            (h) Payments and deliveries to each party hereunder shall be made in accordance with Schedule I hereto.

            (i) If any payment or application of funds described in this Section 2 is rescinded or must otherwise be returned by the Note Purchaser for any reason (with or without an interest charge) after the Note Purchaser has paid the Participant its Pro Rata Share thereof, the Participant will, upon written notice by the Note Purchaser, forthwith pay over to the Note Purchaser its Pro Rata Share of the amount so rescinded, returned or paid by the Note Purchaser, whether such amount constitutes principal, interest, fees or any other amount, together with the Participant's Pro Rata Share of any interest or other amount required to be paid by the Note Purchaser with respect to such amount. If, for any reason, the Note Purchaser makes any payment to the Participant before the Note Purchaser is under an obligation to make such payment to the Participant, and the corresponding payment under the Series A Notes or the Series B Notes, as the case may be, is not received by the Note Purchaser with five business days of such payment to the Participant, the Participant will, upon written notice from the Note Purchaser, promptly return such payment to the Note Purchaser (together with interest on such payment for each date from the making of such payment to the Participant until its return to the Note Purchaser at the effective overnight Federal funds rate, as determined and published by the Federal Reserve Bank of New York).

            3. Representations and Warranties. (a) Glencore represents and warrants to the Participant that Mizuho is the Collateral Agent under the Note Purchase Agreement. In addition, Glencore covenants that it will not amend the Note Purchase Agreement in a manner that is materially adverse to the Participant without the prior written consent of the Participant.

            (b) The Note Purchase Agreement and the Transaction Documents are publicly available documents, and the Participant acknowledges reviewing a copy of the Note Purchase Agreement and all other Transaction Documents. The Participant understands and acknowledges that the Participant shall be subject to the obligations of, and entitled to the benefit of the rights of, the Note Purchaser under the Note Purchase Agreement, subject to, among other things, the terms and conditions set forth in the Intercreditor Agreement.

            (c) The Note Purchaser will not be held to the standard of care of a fiduciary but will exercise the same care in the administration and enforcement of the Note Purchase

Agreement and the Transaction Documents if it had retained all of the Notes for its own account, and it shall not be liable for any error in judgment or for any action taken or omitted to be taken by it, except for gross negligence or willful misconduct. Without limitation of the generality of the foregoing, the Note Purchaser (i) may rely on legal counsel (including counsel for the Issuer, the Collateral Agent or any Note Purchaser), independent public accountants and other experts selected or accepted by the Note Purchaser and shall not be liable for any action taken or omitted to be taken in good faith by the Note Purchaser in accordance with the advice of such counsel, accountants or experts, (ii) except as expressly provided herein, makes no warranty or representation (express or implied) and shall not be responsible for any statement, warranty or representation made in connection with the Note Purchase Agreement or any related document or for the financial condition of the Issuer (or the guarantors or other party to the Transaction Documents), (iii) except as expressly provided herein, shall not be responsible for the performance or observance of any of the terms, covenants or conditions of the Note Purchase Agreement or any related document, and shall not have any duty to inspect the property (including the books and records) of the Issuer (or any other party to the Transaction Documents), (iv) except as expressly provided herein, makes no warranty or representation as to, and shall not be responsible for, the due execution, eligibility, validity, enforceability, genuineness, sufficiency or collectability of, or for the filing or recording or otherwise perfecting a security interest in, or taking of any other actions with respect to the Note Purchase Agreement, the Collateral or any related document, (v) shall incur no liability under, or in respect of, the Note Purchase Agreement or any such document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telex, telecopy or comparable transmission) reasonably believed by the Note Purchaser to be genuine and signed or sent by the proper party, (vi) shall have no obligation to make any claim, or assert any lien upon, any property held by the Note Purchaser or asset any lien upon, any property held by the Note Purchaser or asset any offset with respect thereto, and (vii) shall not be deemed to be a trustee for the Participant and shall have no duties or obligations hereunder other than those expressly provided for herein.

            (d) The Note Purchaser represents and warrants to the Participant that (i) as to the Note Purchase Agreement and any presently outstanding amounts under the Notes, the officers of the Note Purchaser primarily responsible for the Note Purchaser's relationship with the Issuer have no actual knowledge (without any duty of investigation) that any event of default (or any event which, with the lapse of time or the giving of notice of both, would constitute an event of default) has occurred and is continuing, or that any payments thereunder are delinquent, and (ii) the Note Purchaser owns the portions of each presently outstanding amount under the Notes which the Note Purchaser proposes to sell to the Participant pursuant to the terms of this Agreement, free and clear of all liens and encumbrances.

            (e) The Participant acknowledges that it has, independently and without reliance upon the Note Purchaser and based on such financial statements and other documents and information as the Participant has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Participant further acknowledges that it will, independently and without reliance upon the Note Purchaser and based on such financial statements, documents and information as Participant shall deem appropriate at the time, continue to make its own credit analysis and decisions in taking or not taking action under this

Agreement. Participant further acknowledges that the transfer of the Participation by the Note Purchaser to Participant is irrevocable and without any recourse to the Note Purchaser, except with respect to rights and remedies resulting from breaches of representations, warranties, agreements and covenants expressly provided in this Agreement and is without representation or warranty, whether express or implied, of any kind or character by the Note Purchaser except as expressly provided in this Agreement.

            (f) The Participant represents and warrants that it is not subject to withholding tax on interest payments under this Agreement. The Note Purchaser represents and warrants that it is not subject to U.S. withholding tax on payments under the Note Purchase Agreement.

            (g) Without implying any characterization of the Participation as a "security" within the meaning of any applicable securities laws, Participant represents and warrants that it is acquiring the Participation for investment for its own account and not with a view to, or for resale in connection with, any distribution or public offering of all or any part thereof or of any interest therein in a manner which would violate applicable securities laws; provided, however, that this Section 3 is without prejudice to Participant's rights to effect such resale in accordance with such laws. Participant is an "accredited investor" within the meaning of Section 2(15) of the Act and the rules and regulations promulgated thereunder.

            (h) The Participant represents and warrants that the execution and delivery of this Agreement by or on behalf of Participant, and the purchase and holding of the Participation by or on behalf of Participant, will not involve any prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended. None of the Participation has been purchased by the Participant for or on behalf of one or more employee benefit plans with proceeds which directly or indirectly constitute "plan assets" as defined in ERISA.

            (i) Each party represents and warrants to the other that the Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors' rights.

            4. Requests for Documents; Notices; Consent to Amendments and Modifications; Voting Rights. (a) From and after Participant's written request therefor (a "Request"), the Note Purchaser will, to the extent permitted to do so, furnish to the Participant copies of such documents as the Note Purchaser shall receive pursuant to the Note Purchase Agreement and such other documents as the Participant shall reasonably request, including copies of financial statements received pursuant thereto, provided that the Note Purchaser assumes no responsibility with respect to the due execution, legality, validity, enforceability, genuineness, sufficiency, collectability, accuracy or completeness thereof. Prior to a Request (which shall be irrevocable), the Note Purchaser shall have no obligation to deliver any of the foregoing information or documents to Participant. Notwithstanding any other term of this Agreement to the contrary, the Note Purchaser shall not be required to receive any material non-public information relating to the Participation if the Note Purchaser, in its sole discretion, believes that receiving such information may restrict in any way the ability of the Note Purchaser or any of its affiliates to purchase or sell securities issued by the Issuer or any of their respective affiliates or any claims against or interest in Issuer or any of its affiliates.

            (b) The Note Purchaser will give prompt notice to the Participant of
(i) the occurrence of any Event of Default under the Note Purchase Agreement of which it has actual knowledge or has received written notice thereof, (ii) any change in the perfection or priority of the lien status of the Collateral of which it is aware or has received written notice, (iii) any change in the accrual status for the Notes (unless such disclosure is prohibited by law, regulation or contract) or (iv) any formal request from the Collateral Agent or the Issuer for any amendment, waiver or modification of the terms of the Note Purchase Agreement or any related documents or for a release of any Collateral. The Note Purchaser will provide Participant with a copy of each executed amendment, modification, waiver or release promptly after its receipt by the Note Purchaser, it being understood that except as set forth below, no consent of the Participant shall be required to effect any such amendment, modification, waiver or release. Failure of the Note Purchaser to provide any of the foregoing information shall not result in liability to the Note Purchaser, in the absence of its gross negligence or willful misconduct.

            (c) All restrictions and limitations set forth in the Note Purchase Agreement, the Series A Notes or the Series B Notes, or required therein to be included in this Agreement, are hereby incorporated by reference as if fully set forth herein.

            (d) Subject to such restrictions and limitations, the Participant shall have the right, in its sole discretion, in each instance, to consent to the modification, waiver or release of any of the terms of the Note Purchase Agreement, the Collateral or any related document, to any action or failure to act by the Issuer (or any guarantor, or any other party to the Transaction Documents), and to exercise or refrain from exercising any power or right which the Note Purchaser may have under or in respect of the Note Purchase Agreement, the Collateral or any related document, including, without limitation, the right to enforce the obligations of the Issuer or any other party to the Transaction Documents, in each case in connection with the Participant's Pro Rata Share. The Participant agrees that it will not unreasonably delay in responding to any request for the Participant's consent or direction with respect to the Participant's Pro Rata Share.

            (e) The Note Purchaser acknowledges and agrees that the Participant may exercise conversion and voting rights appurtenant to the Series A Notes and any securities issued in exchange for the Series A Notes and the Series B Notes pursuant to the Note Purchase Agreement by delivery of a written notice to the Note Purchaser describing the action to be taken with respect to the Series A Notes. Unless prohibited by applicable law or the terms of the Note Purchase Agreement or other Transaction Documents, the Note Purchaser agrees to use commercially reasonable efforts to instruct the Issuer in accordance with such written notice.

            5. Reimbursement. (a) The Participant will, within three days of demand, reimburse the Note Purchaser to the extent of the Participant's Pro Rata Share for and against any and all reasonable costs, expenses and disbursements (the "Reimbursable Amounts") which may be incurred or made by the Note Purchaser under the Note Purchase Agreement or in connection with the administration (other than the ordinary administration) and enforcement of the Notes, the Collateral, and any action which may be taken by the Note Purchaser to collect the Notes and any other amounts under the Note Purchase Agreement, for which the Note Purchaser is not reimbursed at any time by or on behalf of the Issuer. This reimbursement obligation shall survive termination of this agreement.

            (b) The Note Purchaser agrees that it will pay to the Participant the Participant's Pro Rata Share of such costs, expenses and disbursements previously reimbursed by Participant to the Note Purchaser that are subsequently recovered from or on behalf of the Issuer.

            6. Collateral. The Participant shall have no interest in any property taken by the Note Purchaser as Collateral for any other loans or extensions of credit made to or for the Issuer by the Note Purchaser, or in any property in the Note Purchaser's possession or control, or in any deposit held or other indebtedness owing by the Note Purchaser, which may be or become Collateral for or otherwise available for payment of the Notes, or payment of any other amounts under the Note Purchase Agreement by reason of the general description of secured obligations contained in any pledge agreement or other agreement or instrument held by the Note Purchaser or by reason of the right of set-off, counterclaim or otherwise, except that if any such property, deposit or indebtedness, or the proceeds thereof, shall be applied in reduction of amounts outstanding under the Note Purchase Agreement or payment of any other amounts under the Note Purchase Agreement, then the Participant shall be entitled to the Participant's Pro Rata Share of such application as determined in accordance with Section 2; provided, however, that the Note Purchaser shall have no obligation to apply any property, deposit or indebtedness, or the proceeds thereof, against the Notes or in payment of any other amounts under the Note Purchase Agreement under any principle of marshaling (which is expressly waived) or otherwise.

            7. Sub-Participations; Assignments. The Participant's Pro Rata Share may be subparticipated provided that such subparticipation does not violate the Securities Act of 1933, as amended (the "Act") and does not alter the direct contractual relationship of the Participant and the Issuers hereunder. The Participant may assign all or a portion of the Participant's Pro Rata Share hereunder with the consent of the Note Purchaser, which consent shall not be unreasonably delayed or withheld.

            8. Confidentiality of Non-Public Information. The Participant agrees, for the benefit of the Note Purchaser and the Issuer, to maintain the confidentiality of all non-public information provided to it by the Note Purchaser in connection with this Agreement and in accordance with the terms of any confidentiality obligation imposed on the Note Purchaser; provided, however, that, to the extent not prohibited by such confidentiality obligation under the Note Purchase Agreement, the Participant may, to the extent required by applicable law, disclose such information (i) upon order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over the Participant, (iii) pursuant to the enforcement of any rights or the exercise of any remedies hereunder or in connection herewith, (iv) to the Participant's certified public accountants, attorneys, agents, advisers and other representatives who have a need for access to such information in rendering their respective professional services, (v) as may be required by applicable law, (vi) to any proposed sub-participant or assignee provided that such proposed sub-participant or assignee has entered into a confidentiality agreement substantially in the form hereof, or
(vii) upon such information becoming generally available to the public.

            9. Assignment and Transfer by the Note Purchaser. The Participant acknowledges that in accordance with Article X of the Note Purchase Agreement, the Note Purchaser may assign or transfer all or a portion of its rights and obligations under the Note Purchase Agreement without the consent of the Participant.

            10. Miscellaneous. (a) This Agreement may not be changed orally, shall be binding upon the respective successors and assigns of the parties hereto and shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles thereof.

            (b) The Note Purchaser agrees to verify the accuracy of the records of the Participant respecting principal, interest or fees outstanding in connection with the Notes upon the reasonable request from time to time of the Participant.

            (c) Except as expressly set forth herein, any notice or demand to be given under this Agreement shall be duly and properly given upon receipt if delivered personally or sent by private delivery service or mailed, postage prepaid, to the party entitled to such notice or demand at the address set forth on the signature page hereto, or at such other address as such party may, from time to time, specify to the other party in writing or if sent by telecopy or telex.

            (d) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and shall be binding upon both parties, their successors and assigns.

            (e) Any provision of this Agreement which is prohibited, unenforceability or not authorized pursuant to any applicable law, shall be ineffective to the extent of such prohibition, unenforceability or non-authorization, without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provisions.

            (f) This Agreement, together with any schedules and exhibits hereto, the Funding Memorandum and any documents delivered or executed on or after the Closing Date, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth or incorporated herein.

            (g) Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the courts of the State of New York and of the United States of America sitting in the Southern District of New York, in any action to enforce, interpret or construe any provision of this Agreement or of any other agreement or document delivered in connection with this Agreement, and also hereby irrevocably waives any defense of improper venue or forum non conveniens to any such action brought in either of those courts. Each party further irrevocably agrees that any action to enforce, interpret or construe any provision of this Agreement will be brought only in either of those courts and not in any other court.

Witness the due execution hereof as of the date first above written.

                                    GLENCORE FINANCE AG

                                    By:  /s/  Steven Isaacs
                                       -----------------------------------------
                                       Name:  Steven Isaacs
                                       Title:  Division Head

                                    Address for Notices:

                                    Glencore Finance AG
                                    Baarermattstrasse 3
                                    CH-6341 Baar
                                    Switzerland
                                    Attn:  Steven Isaacs

                                    Telephone:  011 41 41 709 2340
                                    Facsimile:  011 41 41 709 2848


                                    TRIAGE OFFSHORE FUND, LTD.

                                    By: /s/ Leon Frenkel
                                       -----------------------------------------
                                       Name:  Leon Frenkel
                                       Title:  Senior Managing Director

                                    Address for Notices:

                                    Triage Offshore Fund, Ltd.
                                    c/o Triage Advisors LLC
                                    401 City Avenue, Suite 526
                                    Bala Cynwyd, Pennsylvania  19004
                                    Attn:  Jerry Frankel

                                    Telephone:  (610) 668-0681
                                    Facsimile:  (610) 668-1919

                                   SCHEDULE I

                        Payment and Delivery Instructions
                        ---------------------------------
To Note Purchaser:
-----------------

      Payment Instructions:

            Deutsche Bank Trust Company Americas, New York
            ABA # 021001033
            SWIFT:  BKTRUS33
            F/A/O Deutsche Bank AG, D-60262 Frankfurt am Main
            A/C # 4016093
            F/F/C Glencore Finance AG
            A/C # 1255264 00

      Delivery Instructions:

            Glencore Finance AG
            Baarermattstrasse 3
            CH-6341 Baar
            Switzerland
            Attn:  Steven Isaacs
            Telephone:  011 41 41 709 2340
            Facsimile:  011 41 41 709 2848

      To Participant:
      --------------

      Payment Instructions:

            Chase Manhattan Bank, NY
            ABA # 021-000-021
            F/A/O Goldman Sachs & Co.
            A/C # 930-1-011483
            F/F/C Triage Offshore Fund, Ltd.
            A/C # 002-36182-2

      Delivery Instructions:

            Triage Offshore Fund, Ltd.
            c/o Triage Advisors LLC
            401 City Avenue, Suite 526
            Bala Cynwyd, Pennsylvania  19004
            Attn:  Jerry Frankel

            Telephone:  (610) 668-0681
            Facsimile:  (610) 668-1919

                                    EXHIBIT A
                                    ---------

Purchase Price:  $12,500,000

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 33 of 33
----------------------------                           -------------------------

                                    EXHIBIT B
                                    ---------

         This Exhibit "B" completes Items of Information in the Participation Agreement to which this Exhibit "B" is attached.

Item 1.    Date of Participation Agreement:  March 16, 2004
           -------------------------------

Item 2.    Name of Issuer:  Milacron Inc.
           --------------

Item 3.    Identification of Note Purchase Agreement: Note Purchase Agreement
           -----------------------------------------
           dated as of March 12, 2004 among the Issuer, the Note Purchasers and the other parties identified therein.

              Series A Notes:                        $3,750,000.00
              Series B Notes:                        $8,750,000.00

Item 4.    Maximum Principal Amount of Participant's Interest:  $12,500,000.00
           --------------------------------------------------

Item 5.    Rate or Method of Calculation of Interest:
           -----------------------------------------

           Interest rates payable by the Issuer pursuant to the Note Purchase Agreement shall be payable to the Participant.

Item 6.    Name and Address of Participant:
           -------------------------------

           Triage Offshore Fund, Ltd.
           c/o Triage Advisors LLC
           401 City Avenue, Suite 526
           Bala Cynwyd, Pennsylvania  19004
           Attn:  Jerry Frankel
           Telephone:  (610) 668-0681

GLENCORE FINANCE AG                    TRIAGE OFFSHORE FUND, LTD.

By: /s/ Steven Isaacs                     By: /s/ Leon Frenkel
   -----------------------                   -----------------------------
   Name:  Steven Isaacs                   Name:  Leon Frenkel
   Title:  Division Head                  Title:  Senior Managing Director